UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 26, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐

This Form 6-K consists of the presentation materials related to the Second Quarter 2011 Results of UBS AG, which appear immediately following this page.

Second quarter 2011 results July 26, 2011 Second quarter 2011 results

Cautionary statement regarding forward-looking statements This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. Additional information about those factors is set forth in documents furnished or filed by UBS with the US Securities and Exchange Commission, including UBS's financial report for second quarter 2011 and UBS's Annual Report on Form 20-F for the year ended 31 December 2010. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

2Q11 highlights CHF 1.7 billion pre-tax profit as revenues decreased on lower client activity CHF 1.0 billion net profit attributable to shareholders Profit attributable to non-controlling interests totaled CHF 0.3 billion Diluted EPS CHF 0.26, year-to-date return on equity 12.0% Tangible book value per share increased to CHF 10.19 Tier 1 capital ratio of 18.1% and core tier 1 capital ratio of 16.1% (Basel 2) Balance sheet decreased 4%; Basel 2 risk-weighted assets increased 1% to CHF 206 billion Continued improvement and increased profits for wealth management businesses despite lower client activity Positive net new money in all wealth and asset management businesses Lower profit for the Investment Bank on reduced client activity

Market environment FX rates 3m LIBOR Equity market performance Equity trading volumes 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 Source: Bloomberg 1 Based on average FX rates for the quarter 1.1.10 = 100 1.1.10 = 100 YoY:1 USD / CHF ? 23% EUR / CHF ? 12% GBP / CHF ? 16% QoQ:1 USD / CHF ? 8% EUR / CHF ? 4% GBP / CHF ? 7%

2Q11 - performance by business division 1 Own credit on financial liabilities designated at fair value 2 Operating profit from continuing operations before tax

Net profit attributable to shareholders - changes 2Q11 vs. 1Q11 1Q11 Own credit1 Tax expense / (benefit) 2Q11 Personnel expenses Non-controlling interests Credit loss expenses Operating income excluding own credit and credit losses Non- personnel expenses 1 Own credit on financial liabilities designated at fair value (CHF million)

2Q11 operating expenses Decrease in expenses driven by currency effects and lower personnel costs 11% decrease in personnel costs due to lower revenues and strengthening of the Swiss franc 7% decrease in non-personnel costs Strengthening of the Swiss franc CHF 71 million decrease in administrative costs, partly due to the release of accruals for value added tax Depreciation of property and equipment decreased by CHF 30 million, primarily due to the partial reversal of an impairment loss 1 Adjustment items excluded from expenses as reported: 1Q10: personnel restructuring charges CHF 21 million 2Q10: personnel restructuring charges CHF 8 million credit, non-personnel restructuring charges CHF 127 million, UK Bank Payroll Tax CHF 242 million 3Q10: personnel restructuring charges CHF 1 million credit, non-personnel restructuring charges CHF 3 million credit 4Q10: personnel restructuring charges CHF 13 million credit, non-personnel restructuring charges CHF 8 million credit, UK Bank Payroll Tax CHF 42 million credit 1Q11: personnel restructuring charges CHF 4 million credit, non-personnel restructuring charges CHF 10 million credit 2Q11: non-personnel restructuring charges CHF 5 million credit Operating expenses (adjusted)1 (CHF million) (7%) (11%) (10%)

Wealth management businesses: recovered and ready for growth

Management has steered the businesses well in turbulent conditions

Invested assets 30.6.11
CHF 1,398 billion

UBS WM Americas


650
748

UBS Wealth Management

WM + WMA

	1H10	1H11	
Pre-tax profit (CHF million)	1,469[1]	1,570	• Total profits up; WMA executing according to plan with a clear turnaround in profit
Net new money (CHF billion)	(22.9)	22.9	• Significant NNM inflows in UHNW, Asia Pacific, emerging markets and the US
Advisors	10,872	11,065	• Improved retention rates; continued to hire selectively

UBS

1 Excluding restructuring charges

7

(CHF million) Wealth Management Operating income and pre-tax profit Improved performance despite adverse market conditions Net new money Operating income down slightly reflecting lower client activity and strengthening of the Swiss franc Further allocations of treasury income contributed CHF 21 million to 2Q11 trading revenues Costs decreased 7% mainly due to lower personnel expenses Selectively hired client advisors, primarily in strategic growth regions (CHF billion) CHF 5.6 billion net new money Continued strong net inflows in Asia Pacific, emerging markets and UHNW globally Continued net inflows in European onshore business. Outflows in the European cross- border business mainly from countries neighboring Switzerland1 1 Neighboring countries refers to clients with domicile UK, Germany, France, Italy and Austria, booked in Switzerland excluding financial intermediaries

(CHF billion) Wealth Management - invested assets Currency movements had a material impact on invested assets Invested assets 30.6.11 vs. 30.6.10 Invested assets 30.6.11 vs. 31.3.11 (CHF billion) Invested assets 30.6.11 31.3.11 30.6.11 NNM Market / other FX 31.3.11 30.6.11 NNM Market / other FX

Wealth Management - operating income 2Q11 income impacted by negative FX development and lower client activity Interest Recurring fees Trading Other income (16%) (2%) (2%) 2Q11 vs. 1Q11 (CHF million) Invested assets (CHF billion) 15% Transaction-based fees Credit loss (expense) / recovery

Wealth Management - gross margin1 (bps) 1 Operating income before credit loss (expense) or recovery (annualized) / average invested assets; gross margin excludes valuation adjustments on a property fund of CHF 17 million in 2Q10, CHF 28 million in 1Q10, CHF 88 million in 4Q09, CHF 31 million in 3Q09, CHF 13 million in 2Q09, CHF 23 million in 1Q09 Mandates The proportion of assets invested in mandates was stable Pricing Ongoing pricing realization and price grid realignment efforts Brokerage Brokerage revenues impacted by lower client activity Lending Lending volume increased slightly in the quarter Interest (0.1) bp Fees (2.7) bps Trading +1.5 bps Robust gross margin -

4 Wealth Management - invested assets and NNM by region1 30.6.11 invested assets CHF 748 billion 1 Invested assets and net new money based on client domicile. Invested assets and net new money for "Swiss wealth management" and "International wealth management" as shown in UBS's quarterly report are based on an organizational view. Net new money and invested assets for certain clients domiciled in Switzerland but served by businesses such as Financial Intermediaries or Global Family Office are reported under "International wealth management" in UBS's quarterly report 2 Includes Western Europe and all other countries not covered elsewhere 3 Net new money for "Swiss wealth management" as reported in the 2Q11 report was CHF 0.1 in 2Q11 and CHF 2.3 billion in 1H11 4 LatAm, Middle East & Africa and Central & Eastern Europe & Turkey 2Q11 NNM CHF 5.6 billion 287 162 166 133 303 Europe2 Asia Pacific Switzerland1,3 Emerging markets4 o/w UHNW (1.8) 3.1 1.5 2.8 4.1 1H11 NNM CHF 16.7 billion (2.9) 7.1 7.4 5.0 11.6

Retail & Corporate (CHF million) Steady performance, no credit loss expenses Operating income up 1% Higher fees and other income more than offset lower interest income Income from a divestment and dividends from equity participations contributed CHF 14 million to other income Continued interest margin pressure Credit loss expenses declined by CHF 7 million to zero in the second quarter Costs decreased 2% on lower personnel expenses and lower allocated costs Operating income and pre-tax profit Operating income (CHF million) Interest Recurring fees Trading Other income Transaction-based fees Credit loss (expense) / recovery

Retail & Corporate Positive trends in deposits; net interest margin remains under pressure Growth in client deposits offset by lower income from replication portfolio Continued discipline on deposit interest rates Deposits exceed loans by CHF 65 billion for WM&SB overall Pressure on net interest margin driven by the low interest rate environment and competitive pricing pressure Loans and deposits (CHF billion) Net interest margin1 1 Net interest income (annualized) / average loans

Wealth Management Americas Reported revenues decreased as strength of the Swiss franc masked underlying improvement USD revenues grew 4% driven by higher recurring fees and interest income Realized gains on available-for-sale portfolio of CHF 25 million in 2Q11 compared with CHF 7 million in 1Q11 Cost / income ratio improved to 89% Financial advisor attrition levels improved to historical lows CHF 2.6 billion net new money CHF 6.7 billion NNM including dividends and interest "Same store"1 NNM positive for the sixth consecutive quarter First 2Q with positive NNM since 2Q07; 2Q usually impacted by tax-related outflows 1 Financial advisors with UBS for more than 12 months (CHF billion) Operating income and pre-tax profit Pre-tax profit improved to CHF 140 million, up 39% in USD (CHF million) Net new money

Wealth Management Americas - operating income Currency effects offset increase in underlying USD fee & commission income CHF million USD million YoY (14%) YoY +12% QoQ +4% QoQ (5%) Interest Recurring fees Trading Other income Transaction-based fees Credit loss (expense) / recovery

Wealth Management Americas - financial advisor productivity USD revenue and invested assets per financial advisor at record levels Revenue per FA, annualized (thousand) Invested assets per FA (million)

Global Asset Management Decrease in operating income Lower performance fees in A&Q Decrease in net management fees driven by the strengthening of the Swiss franc Operating expenses reduced in line with revenues Lower personnel costs Decrease in premises costs Strengthening of the Swiss franc also contributed Continued strong net new money inflows from third parties (CHF million) Net new money (all channels) (CHF billion) CHF 108 million pre-tax profit Operating income and pre-tax profit 1 Includes alternative assets managed by Global Investment Solutions 1

(CHF billion) Global Asset Management - invested assets Currency movements had a material impact on invested assets Invested assets 30.6.11 vs. 30.6.10 Invested assets 30.6.11 vs. 31.3.11 (CHF billion) 31.3.11 30.6.11 NNM Market FX 30.6.10 30.6.11 NNM Market FX 1 Invested assets shown by the base currency of each fund or client account Invested assets 30.6.111

Investment Bank CHF 401 million pre-tax profit excluding own credit 1 Own credit on financial liabilities designated at fair value (CHF 25 million charge in 2Q11) Operating income excluding own credit1 Pre-tax profit and cost / income ratio (CHF million) Pre-tax profit excluding own credit1 Pre-tax profit (as reported) Cost / income ratio excluding own credit1 Cost / income ratio (as reported) (CHF million)

Equities revenues (vs. 2Q10) Cash Market share grew globally Improved trading performance was more than offset by lower volumes Derivatives Derivatives revenues decreased in more challenging trading conditions Equity-linked revenues decreased due to lower client activity Prime services Reported revenues were down as increased client balances and improved trading performance were offset by spread compression Other 2Q10 included a CHF 47 million gain on the CBOE demutualization (CHF million)

FICC revenues (vs. 2Q10) Macro Improved results in non-linear rates; declines in linear rates on lower client activity FX: exceptional market volatility of 2Q10 was not repeated Credit Strong results in structured credit offset by declines in European flow trading Emerging markets Revenues nearly doubled with increases across all regions Other Significantly lower positive debit valuation adjustments on derivatives portfolio in 2Q11 2Q11 included positive contribution from commodities Combined macro, credit and emerging markets revenues down 10% (CHF million)

Investment banking revenues (vs. 2Q10) Advisory Revenues increased 54% on strong market share gains and improved M&A environment Capital markets Fixed income: 10% increase in revenues with improved leveraged finance results Equities: revenues decreased Other Increase in risk management charges partly reflects full allocation of costs to IBD starting 1Q11 Overall UBS fee-based market share1 declined to 3.3% (3.5% in 2Q10) M&A 4.5% (3.8%) ECM 4.0% (3.9%) DCM 3.4% (3.5%) Combined advisory and capital markets revenues up 10% 1 Source: Dealogic as of 11 July 2011 (CHF million) .... the Americas is a key region for IBD

The revaluation of UBS's option to buy the SNB StabFund contributed CHF 13 million in 2Q11 Option fair value CHF 1.8 billion (USD 2.1 billion) on 30.6.11 Treasury income after allocations to the business divisions was a CHF 12 million gain Operating expenses not allocated to the business divisions totaled CHF 61 million Corporate Center Revaluation of UBS's option to buy the SNB StabFund: contribution to UBS results (CHF million) Pre-tax loss of CHF 63 million

Capital position CHF 1.3 billion of core tier 1 capital accretion in 2Q11 Basel 2 risk-weighted assets increased by CHF 2.9 billion to CHF 206.2 billion on 30.6.11 Call of USD 500 million hybrid tier 1 instrument in June 2011 had no effect on tier 1 capital in 2Q11 Reserve for redemption was built in 1Q11 and already reflected in the 31.3.11 tier 1 capital and capital ratios Pro-forma Basel 2.5 tier 1 ratio of 13.2% on 30.6.11 (CHF billion) Our priority remains to further strengthen our capital base through earnings retention Core tier 1 capital Hybrid tier 1 capital Core tier 1 ratio (%) Tier 1 ratio (%) Basel 2

Appendix

Net profit attributable to non-controlling interests 1 Fixed rate until call date, floating rate coupon payment thereafter 2 Retail Trust Preferred Securities callable monthly since June 2008 Hybrid tier 1 instruments outstanding CHF 263 million of net profits attributed to non-controlling interests in 2Q11 No further attribution of profits to non-controlling interests for preferred securities expected in 2H11

122% coverage CHF 58 billion surplus CHF 106 billion collateral surplus Asset funding - 30 June 2011 Assets Liabilities and equity Cash, CBs1, due from banks 35 Loans 265 Trading portfolio assets 223 Cash collateral on securities borrowed and reverse repurchase agreements 217 Other assets (incl. net RVs)2 97 Due to banks 32 Customer deposits 323 Demand deposits 127 Fiduciary deposits 28 Time deposits 63 Retail savings / deposits 105 Trading portfolio liabilities 51 Money market paper issued 55 Total equity 52 Other liabilities 123 Cash collateral on securities lent and repurchase agreements 111 Financial investments available-for-sale 72 Bonds and notes issued 160 Financial liabilities designated at fair value2 92 Held at amortized cost 68 1 Balances with central banks 2 Including compound debt instruments - OTC (CHF billion)

Balance sheet development 1 Including cash collateral on derivative transactions 2 Including financial liabilities designated at fair value 3 Percentages based on total balance sheet size excluding negative replacement values (CHF billion) Total excl. PRVs CHF 902 billion Assets Liabilities and equity Total excl. NRVs CHF 907 billion (CHF billion) 2,3 3 1 1

Core tier 1 capital and RWAs (Basel 2) 1 30.6.11 IFRS deferred tax assets on net operating losses of CHF 7,878 million; 30.6.11 deferred pension expenses CHF 3,206 million 2 Includes changes in deduction items 3 Adjusted for FX effects Core tier 1 capital1 Risk-weighted assets 3 3 3 3 (CHF billion) (CHF billion) 2

Capital position - Basel 2.5 Basel 2.5 RWAs of CHF 278 billion for the Group Basel 2.5 tier 1 capital of CHF 36.7 billion Tier 1 deduction of CHF 0.7 billion due to additional deduction for low-rated securitization exposures Pro-forma Basel 2.5 tier 1 ratio of 13.2% on 30.6.11 VaR (13) Stressed VaR 33 IRC1 35 CRM2 10 Securitizations3 6 1 Incremental risk charge 2 Comprehensive risk measurement 3 Includes re-securitizations

Exposure to monoline insurers1 1 Excludes the benefit of credit protection purchased from unrelated third parties 2 Credit default swaps 3 Credit valuation adjustments CVA Fair value of CDS after CVA Fair value of underlying assets Credit protection on US sub-prime RMBS CDO Credit protection on other assets (CHF billion) (CHF billion) Reduction in notionals reflect commutations Fair value of CDS2 after CVA3 of CHF 1.3 billion on 30.6.11 0.9 1.3 9.8 Total 30.6.11 + Total notionals CHF 12.0 billion

Student loan auction rate securities (USD billion) Inventory + buyback commitment 1Q09 - 2Q11 The sale of a portfolio of student loan ARS was completed early July 2011, reducing student loan ARS exposure by an additional USD 1.3 billion that will be reflected in 30.9.11 exposures

WM&SB residential mortgage portfolio Loans secured by residential property (30.6.11) 1 2001-2009: actuals, 2010: estimate > 90% > 80% - 90% > 60% - 80% < 60% Distribution of loans along LTV > 90% of loans with LTV < 80% Actual loss (lhs, CHF million) Loss rate (rhs) Actual loss by year of default1 WM&SB residential mortgage portfolio CHF 124 billion Over 90% of loans with LTV below 80%

Reclassified assets 30.6.11 (CHF billion) Monoline protected assets US student loan and municipal auction rate securities US reference linked notes Leveraged finance 5.0 4.0 0.2 0.4 0.7 Ratio of carrying to notional value 87% 89% 68% 76% 83% Carrying value 5.3 3.8 0.2 0.4 0.7 Fair value 5.7 4.5 0.3 0.5 0.8 Notional value Other assets CMBS interest-only strips Total (excluding CMBS interest-only strips) 0.2 10.2 10.4 87% 0.2 10.4 10.6 11.7 Total reclassified assets 11.7

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
Title Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
Title Director

Date: July 26, 2011